MEMBER OF THE MANAGEMENT BOARD
CHIEF FINANCIAL OFFICER

January 10, 2008

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	AXA Form 20-F for the Fiscal Year Ended December 31, 2006 (File No. 001-14410) (the "2006 Form 20-F")

Dear Mr. Rosenberg,

Please find attached AXA's response to the Staff's comment letter dated November 23, 2007 addressed to me concerning AXA's 2006 Form 20-F.

If you have any further questions or would like any further information, please do not hesitate to contact Laurent Clamagirand, AXA's Chief Accounting Officer (+331 4075 9686), George Stansfield, AXA's Group General Counsel (+331 4075 7275), or me (+331 4075 5796).

Very truly yours
/s/ Denis Duverne
Denis Duverne Chief Financial Officer and Member of the Management Board

cc.	L. Clamagirand G. Stansfield Ibolya Ignat (SEC Staff Accountant, Division of Corporation Finance)

25, Avenue Matignon 75008 Paris, France
Telephone : +33 1 40 75 57 96. Fax : +33 1 40 75 71 01

Consolidated Statement of Cash Flows

1.
We acknowledge your response to our prior comment. Please amend your filing to retrospectively apply your change in accounting policy in accordance with paragraph 19 and 22 of IAS 8. In addition please provide additional disclosure to comply with paragraph 48 of IAS 7.

* * * *

As discussed in the Company's previous response to the Staff dated September 30, 2007, the change in presentation applied for the year ended December 31, 2006 was viewed as an improvement in the Company's financial statement disclosure performed in the context of the transition to IFRS. This change effectively related to a judgement concerning balance sheet classification and was not considered material to the Company's overall consolidated financial statements. A compilation of corresponding amounts relative to prior periods (2005 and 2004), for comparative purposes, was considered at that time but was concluded to be impracticable because the Company and its subsidiaries had not collected and summarized the requisite data during those periods necessary to present the prior-year comparative information. In particular, collection of the data required to construct the roll-forward of these balances in order to produce the consolidated statement of cash flows was concluded to be impracticable.

The significant effort and expense required to retroactively compile the requisite data, in sufficient detail, from all of the Company's worldwide subsidiaries was viewed as excessive and disproportionate to the nature and relative importance of the change, as implemented in 2006. Under these circumstances, the Company concluded that presentation of the prior-year comparative information was impracticable within the meaning of IAS 8 (paragraphs 23-27 and 51-53) and, therefore, made the change in presentation only for the year ended December 31, 2006 in accordance with IAS 8. These matters were also previously discussed and agreed with the Company's independent auditors.

In response to the Staff's comment, the Company has further reviewed, and discussed with its independent auditors, the practicality of compiling the data, in sufficient detail, from its worldwide subsidiaries needed in order to present the prior-year comparative information and continues to believe that the presentation of this information is impracticable within the meaning of IAS 8. In light of the foregoing, management believes that presentation of the prior-year comparative information is not required by IAS 8.

If the Staff has any additional questions or would like to discuss this matter further, we would be pleased to arrange a conference call for that purpose. In that event, please contact AXA's Chief Accounting Officer, Laurent Clamagirand (+331 4075 9686 / email: laurent.clamagirand@axa.com) or AXA's Group General Counsel, George Stansfield (+331 4075 7275 / e-mail: george.stansfield@axa.com).